September 25, 2023

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On August 1, 2023, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment Nos. 271/272 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment Nos. 280/281 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (the "Registration Statement"). These two amendments were filed for the purpose of adding two new exchange-traded funds ("ETFs") to the Trust – the ProShares Ether Strategy ETF, and the ProShares Short Ether Strategy ETF. On August 2, 2023, the Trust filed with the Commission Post Effective Amendment No. 273 under the 1933 Act and Amendment No. 282 under the 1940 Act to the Registration Statement. This amendment was filed for the purpose of adding one new ETF to the Trust – the ProShares Bitcoin & Ether Strategy ETF. Finally, on August 3, 2023, the Trust filed with the Commission Post Effective Amendment No. 274 under the 1933 Act and Amendment No. 283 under the 1940 Act to the Registration Statement. This amendment was filed for the purpose of adding one new ETF to the Trust – the ProShares Bitcoin & Ether Equal Weight Strategy ETF (collectively, the "Amendments" and each a "Fund", and collectively, the "Funds").

We received comments from you (the "Staff") relating to the Amendments on August 31, 2023. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file post-effective amendments to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filings"). The B-Filings are being made for the purpose of incorporating modifications to each Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Operation of the Ether Futures Market and Bitcoin Futures Market

1.Comment: Please supplementally confirm whether the Fund has engaged one or more Futures Commission Merchant(s) ("FCM(s)"). Please identify such FCM(s) in your response.

Response: The Funds expect to have five to seven FCMs lined up for trading shortly after launch. The names of these FCMs will be provided under separate cover.

2.Comment: Please supplementally inform us of any discussions with potential authorized participants ("APs") or market makers for the Fund and supplementally address the following:

(a)confirm the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs);

(b)discuss the ability of APs and market makers to arbitrage the Fund's holdings in a manner that is expected to keep the Fund's market price in line with its net asset value ("NAV");

(c)discuss what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody ether or bitcoin; and

(d)discuss whether there any unique considerations or rules related to the national securities exchange on which the Fund plans to list its securities that will impact the Fund's ability to pursue its investment strategy, interact with APs, or otherwise impact the Fund's operations.

Response:

(a)Based on initial discussions, as of the date of this response, seven APs have expressed intentions to transact in the Funds. The names of those APs will be provided under separate cover.

(b)The Advisor expects that APs and market makers will be able to engage in efficient arbitrage activity in a manner that is expected to keep each Fund's market price in line with its NAV. Both bitcoin and ether futures markets are liquid with readily available intra-day pricing. Creation and redemption of ether-based futures contracts will operate in essentially the same manner as the creation and redemption mechanism for other futures-based ETFs including the ProShares Bitcoin Strategy ETF and ProShares Short Bitcoin Strategy ETF, which have traded in line with their NAVs since inception. From the inception of these Funds through August 31, 2023, the average end of day premium / discount was 34 basis points in ProShares Bitcoin Strategy ETF and 7 basis points in ProShares Short Bitcoin Strategy ETF. The Trust expects the arbitrage mechanism for Funds investing in ether futures will operate in essentially the same manner as funds investing in bitcoin futures and therefore expects similar results.

(c)Based on discussions with APs and market makers, ProShare Advisors LLC (the "Advisor") understands that the primary instrument used by such firms to hedge Fund exposure will be CME (Chicago Mercantile Exchange) bitcoin and/or ether futures contracts. The Advisor understands the consensus among these firms is that these contracts are readily tradeable and that there is sufficient liquidity to support the Funds and act as an appropriate hedge. These contracts trade nearly 24 hours a day with price limit protections and velocity pauses to help ensure an orderly market and price discovery. The Advisor further understands that the liquidity and protections offered by a CME-listed instrument are additional reasons why the CME futures contracts are likely to be the primary hedging instrument for APs and market makers.

The Advisor understands that secondary hedging instruments will likely include spot bitcoin, spot ether, pooled investment vehicles (such as the Grayscale Bitcoin Trust) and Canadian ETFs that offer exposure to spot bitcoin or spot ether and that several APs and market makers are active participants in the spot bitcoin or spot ether markets. Many of these firms, or related entities, have traded spot bitcoin alongside CME bitcoin futures since the launch of CME bitcoin futures in 2017 and have traded spot ether alongside CME ether futures since the launch of CME ether futures in February 2021. This potential arbitrage between CME bitcoin and ether futures and spot bitcoin and ether, as applicable, is a key component of the broader bitcoin and ether markets and the market for bitcoin futures ETFs and ether futures ETFs.

While some broker dealers may not be able to hold spot bitcoin or ether, the Advisor expects that the APs and market makers that are going to be most active participating in and quoting the Funds will be able to hold all of the instruments mentioned above. The Advisor does not expect that there will be any impact from the inability of broker- dealers to custody ether or bitcoin.

(d) The Advisor does not believe exchange rules would limit a Fund's ability to execute its strategy, limit its ability to interact with APs or otherwise impact Fund operations.

3.Comment: Please supplementally discuss whether the Fund anticipates any capacity constraints in the ether futures market or bitcoin futures market that would limit the size of the Fund's exposure to ether futures or bitcoin futures. Also, how would the current number of registrants looking to launch similar funds impact the ether futures market or bitcoin futures market? Explain how the Fund will monitor market capacity as new participants enter the market.

Response: The Advisor does not expect that the current level of existing CME bitcoin futures and CME ether futures volumes and open interest would create capacity constraints for the Funds or otherwise limit the Funds' ability (or the ability of similar products) to obtain the desired exposure to CME bitcoin or ether futures contracts, or that the Funds' futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts.

The current volume and open interest in CME bitcoin futures contracts has increased significantly since such contracts began trading. For example, over the six months ending July 31, 2023, the average daily volume, in front-month CME bitcoin futures contracts averaged $1.226 billion and notional open interest averaged $1.351 billion.

Much like the market for CME bitcoin futures contracts, the market for CME ether futures contracts, as measured by current volume and open interest, has increased significantly since such contracts began trading. For example, over the six months ending July 31, 2023, the average daily notional volume, by month, in the front-month CME ether futures contracts averaged $400 million and notional open interest averaged $280 million.

The Advisor believes the current level of futures volumes and open interest for both bitcoin futures and ether futures indicate a market of sufficient size and liquidity and will not create capacity constraints or exposure limits for, or limit the ability of, the Funds (or similar products) to obtain, each Fund's desired exposure. For the same reasons, the Advisor does not believe the Funds' futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts. Importantly, unlike the supply of equity securities (which typically is fixed by the number of shares issued) additional futures contracts may be created whenever there is sufficient interest in such contracts. The Advisor expects the current number of registrants looking to launch similar funds is likely to have a corresponding positive impact on the bitcoin futures market and ether futures market, as applicable. To the extent there is demand for the shares of such funds, the purchase of fund shares should increase both open interest and contract volume.

The charts below illustrate this point. The first chart shows the growth in volume and open interest of CME bitcoin futures contracts and that, in general, open interest has moved with contract volume. The second chart shows similar data for the growth in volume and open interest of CME ether futures contracts since the contracts commenced trading on the CME. Like the bitcoin futures contracts, the open interest for CME ether futures contracts generally has moved with contract volume. The third and fourth charts provide a similar comparison based on notional value.

Front-Month Bitcoin Futures - Average Daily Volume & Open Interest
Monthly, Mar. 2021 - Jul. 2023
13,000
12,000
Contract Volume

11,000		Contract Open Interest
10,000

9,000

8,000
7,000

6,000
5,000

4,000
3,000
2,000
1,000
0
	Mar-21	Jun-21	Sep-21	Dec-21	Mar-22	Jun-22	Sep-22	Dec-22	Mar-23	Jun-23

9,000

8,000

Front-Month Ether Futures - Average Daily Volume & Open Interest

Monthly, Mar. 2021 - Jul. 2023

Contract Volume

Contract Open Interest

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

Mar-21	Jun-21	Sep-21	Dec-21	Mar-22	Jun-22	Sep-22	Dec-22	Mar-23	Jun-23

Millions

Front-Month Bitcoin Futures - Average Daily Notional Volume & Open Interest
Front-Month, Mar. 2021 - Jul. 2023
$3,000
$2,750
Notional Volume

$2,500	Notional Open Interest

$2,250

$2,000

$1,750
$1,500

$1,250
$1,000

$750

$500

$250

$0

Mar-21 May-21 Jul-21 Sep-21 Nov-21 Jan-22 Mar-22 May-22 Jul-22 Sep-22 Nov-22 Jan-23 Mar-23 May-23 Jul-23

Millions

Front-Month Ether Futures - Average Daily Notional Volume & Open Interest
Front-Month, Mar. 2021 - Jul. 2023
$1,200
$1,100
Notional Volume

$1,000						Notional Open Interest

$900

$800

$700

$600

$500
$400

$300

$200

$100
$0

Mar-21	Jun-21	Sep-21	Dec-21 Mar-22	Jun-22	Sep-22	Dec-22 Mar-23	Jun-23

The charts that follow show (i) the high degree of correlation between the price of front month CME bitcoin futures contracts and the spot price of bitcoin (as measured by the Bloomberg Galaxy Bitcoin Index) and (ii) the price of the front-month CME ether futures contract and the price of spot ether (as measured by the Bloomberg Galaxy Ethereum Index price). The charts show the correlation between the returns of the respective contracts and settlement price series over the maximum data history available for each contract. As the charts illustrate, the significant increases in contract volume illustrated above have not resulted in significant deviations between the price of the front- month futures contracts and the spot prices, which were highly correlated during the measurement period.

Front-Month Bitcoin Futures vs. Spot Bitcoin - Correlation

Rolling 1-Month, Mar. 10, 2021 - Jul. 31, 2023

1.000

0.995

0.990

0.985

0.980

0.975

0.970

0.965

0.960	Rolling 1-Month			0.9648

0.955	Overall Average = 0.9927
0.950	Jun-21	Sep-21 Dec-21 Mar-22	Jun-22	Sep-22 Dec-22	Mar-23
Mar-21
1-Month Correlation Minimum = 0.9648 (Dec. 13, 2022)
Front-Month Ether Futures vs. Spot Ether - Correlation
Rolling 1-Month, Mar. 10, 2021 - Jul. 31 2023
1.000
0.995
0.990
0.985
0.980
0.975
0.970
0.965
0.960	Rolling 1-Month
0.955	Overall Average = 0.9938
0.950
Mar-21	Jun-21	Sep-21 Dec-21 Mar-22	Jun-22	Sep-22 Dec-22	Mar-23

1-Month Correlation Minimum – 0.9790 (June 15, 2023)

Jun-23

0.9790

Jun-23

The lack of a material impact on price is further supported by an analysis of the bid-ask spreads on both front-month CME bitcoin futures contracts and front-month CME ether futures contracts. If demand had a material impact on price, we would expect to see widening bid-ask spreads as demand increases. Instead, as illustrated below, spreads clustered around the mean throughout the period.

Front-Month Bitcoin Futures - Average Bid-Ask Spread
Daily, Mar. 1, 2023 - Aug. 31, 2023
0.12%
0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23

Front-Month Ether Futures - Average Bid-Ask Spread
Daily, Mar. 1, 2023 - Aug. 31, 2023
0.16%
0.14%
0.12%
0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23

The Advisor does not believe the number of registrants looking to launch similar funds is likely to have a negative impact on the ether futures market or the bitcoin futures market. As the assets of the Funds and similar products grow, the Funds and such products will need to enter into additional CME ether and/or bitcoin futures contracts, as applicable, to achieve their desired exposures. As illustrated by the data provided above, the Advisor expects the market will meet this demand with a corresponding increase in open interest and trading volumes without a detrimental impact on the prices of such contracts.

In addition, as with other types of futures contracts and securities tracking a benchmark or index, there is the always the possibility that (i) funds and other investors seeking exposure to such benchmark or index may utilize similar, or even identical, investment strategies or (ii) funds and other investors seeking to change their exposure or "roll" their futures positions will seek to do so within the same general period of time . However, since the Funds (other than the ProShares Short

Ether Strategy ETF) would be actively managed and would have the flexibility as to when and how to achieve their respective investment objectives and obtain (or liquidate) their respective investment exposure, the Advisor believes these risks are mitigated with respect to the Funds. Additionally, as discussed above, the Advisor expects the market will meet this demand with a corresponding increase in open interest and trading volumes without a detrimental impact on the prices of such contracts.

The Advisor monitors market capacity and liquidity, as well as counterparty exposure and capacity, on a daily basis. Importantly, unlike the supply of equity securities (which typically is fixed by the number of shares issued) additional futures contracts may be created whenever there is sufficient interest in such contracts. The Advisor expects the current number of registrants looking to launch similar funds is likely to have a corresponding positive impact on the bitcoin futures market and ether futures market, as applicable. To the extent there is demand for the shares of such funds, the purchase of fund shares should increase both open interest and contract volumes.

Valuation

4.Comment: Please supplementally explain how the Fund would value its ether futures positions or bitcoin futures positions if the CME halted the trading of ether futures or bitcoin futures due to price limits or otherwise.

Response: In the event that trading in ether futures or bitcoin futures contracts was halted due to price limits or otherwise, the Advisor may determine that market quotations for the contracts are not readily available. In circumstances where market prices are not readily available a Fund, in compliance with Rule 2a-5 under the 1940 Act, would fair value its ether futures and bitcoin futures contracts in accordance with its pricing and valuation policy and procedures for fair value determinations. Pursuant to those policies and procedures, the Advisor will look to other pricing sources depending on the facts and circumstances surrounding market conditions at that time as the Advisor deems appropriate. Such pricing sources may include, for example, spot ether and spot bitcoin prices.

Liquidity Risk Management

5.Comment: Please supplementally discuss how the Fund anticipates classifying the liquidity of ether futures investments or bitcoin futures investments and the rationale for such classification. Refer to Rule 22e-4(b)(1)(ii) under the 1940 Act.

Response: The front-month, cash-settled ether futures or bitcoin futures contracts in which the Funds invest are expected to be classified as "highly liquid." Under current market conditions and at the level at which the Funds are expected to invest, the Funds expect that positions in significant size would be convertible to cash in three business days or less without the conversion to cash significantly changing the market value of such contracts.

6.Comment: Please supplementally discuss the Fund's plans for liquidity risk management during both normal and reasonably foreseeable stressed conditions, and the board's consideration of liquidity risks related to the investment strategy and the appropriateness of the investment strategy for an open-end fund. Refer to Rule 22e-4(b)(1)(i) under the 1940 Act.

Response: As required by Rule 22e-4(b)(1) and the Funds' Liquidity Risk Management Program (the "LRM Program"), the Funds' liquidity program administrator will evaluate the liquidity of the Funds' investments under both normal and reasonably foreseeably stressed conditions. In doing so, the Liquidity Risk Manager will take into consideration factors such as (i) short-term and long-term cash flow projections, (ii) the Funds' money market instrument holdings,

(iii)the Fund's concentration in bitcoin or ether futures contracts, (iv) the Funds' access to borrowing and use of reverse repurchase agreements, (v) the size of a Fund's holdings and anticipated creations and redemptions in relation to the market for CME bitcoin or ether futures contracts, (vi) position limits and accountability levels applicable to CME bitcoin or ether futures contracts, (vii) the capacity of FCMs to engage in such transactions, (viii) the relationship between a Fund's portfolio liquidity and the spread at which it is anticipated to trade, and (ix) the effect of the cash redemption basket on the overall liquidity of a Fund's portfolio.

Liquidity risks and the LRM Program are discussed with, and considered by, the Trust's Board of Trustees (the "Board"), as is the appropriateness of each Fund's investment strategy for an open- end fund.

For each of the Funds, the liquidity risks related to the investment strategy and the LRM Program are discussed with the Board, as is the appropriateness of each Fund's investment strategy for an open-end fund. The Board receives quarterly reports on the operation of the LRM Program from the Board appointed Program Administrator, in each case the Advisor, so that it can review and assess the adequacy and effectiveness of the implementation of the LRM Program. An annual report on the LRM Program is also presented to the Board each year (typically in September) providing information on the Program Administrator's review of liquidity risks and conclusions reached. The annual report also contains summary information on the daily liquidity classification of investments performed by designated liquidity vendors, any material changes to the LRM Program, a summary of any notification events, and an annual review of the operation, as well as the adequacy and effectiveness of the LRM Program.

7.Comment: Given the inability of ETFs to close to new investors and the capacity constraints posed by FCMs and the CME, please supplementally explain how the Fund will manage liquidity if the Fund becomes so large as to require more liquidity than the market can provide to meet potential redemptions.

Response: Currently, the Advisor does not anticipate that the liquidity of bitcoin futures or ether futures contracts will have any material negative impact on the ability of the Funds to meet potential redemption requests or that a Fund would otherwise require more liquidity than the market can provide to meet potential redemptions.

As of September 1, 2023, the front-month CME bitcoin futures position limit is 4,000 contracts with an additional non-front-month accountability level of 5,000 contracts. This equates to approximately $1.161 billion of exposure based on September 1, 2023 contract values. As of September 1, 2023, the CME position limit on front-month CME ether futures contracts is 8,000 contracts with an addition non-front-month accountability level of 20,000 contracts.1 This equates to approximately $2.278 billion of exposure based on September 1, 2023 contract values. Accountability "levels" are not hard limits and funds can potentially have futures positions that exceed accountability levels.

If a Fund were to reach its position limits and position accountability levels on bitcoin futures or ether futures contracts, or experience limited liquidity in these markets, the Advisor intends to take such action as it believes appropriate and in the best interest of the impacted Fund in light of the totality of the circumstances at such time. Given that it is not clear whether or when a Fund would hit such position limits, accountability levels or limitations on liquidity, what market conditions

1https://www.cmegroup.com/markets/cryptocurrencies/ether/ether.contractSpecs.html would exist at the time, and what regulations would be in effect, it is difficult to say with more specificity how a Fund intends to act. That said, each Fund intends to reserve the right in its registration statement in such instances to invest in other instruments to provide exposure consistent with the Fund's investment objective.

ProShares Ether Strategy ETF reserves the right to invest in U.S. listed equity securities whose performance the Advisor believes may correspond, or be closely related, to the performance of ether or ether futures contracts. ProShares Short Ether Strategy ETF reserves the right to short U.S. listed equity securities whose performance the Advisor believes may correspond, or be closely related, to the performance of ether or ether futures contracts. ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF reserve the right to invest in U.S. listed equity securities whose performance the Advisor believes may correspond, or be closely related to the performance of bitcoin, ether, bitcoin futures or ether futures contracts. In addition, ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF may also invest in other ETFs that provide exposure to ether and/or bitcoin futures contracts. ProShares Ether Strategy ETF has revised its disclosure to reserve the right to invest in other ETFs that provide exposure to ether futures contracts. Further, under the current principal investment strategies, the Funds may also consider investing any cash on hand due to position limits or accountability levels in money market instruments.

Additionally, the Funds may seek any potentially available exemption from position limits or accountability levels under the rules of the CME or other exchanges listing such contracts. Lastly, the Funds could consider changing its investment objective or converting from an ETF to a traditional mutual fund or closed-end fund.

Derivatives Risk Management

8.Comment: Please supplementally provide an outline of the Fund's plans for complying with Rule 18f-4 under the 1940 Act, including a preliminary overview of the key elements of the derivatives risk management program, and confirm that the Fund will use a relative VaR test. Please also identify the designated reference portfolio used in the Fund's relative VaR test.

Response: The Funds intend to comply with Rule 18f-4 at the time the Funds are launched. The Funds have adopted and are implementing a written derivatives risk management program, which includes policies and procedures reasonably designed to manage each Fund's derivatives risks as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Funds' Board as the derivatives risk manager. The program will identify and provide an assessment of the Funds' derivatives usage and risks as they pertain to both bitcoin futures contracts and ether futures contracts, as well as reverse repurchase agreements. The program will provide risk guidelines that, among other things, consider and provide for (i) limits on the Funds' futures exposure; (ii) monitoring and assessment of a Fund's exposure to illiquid investments (if any); (iii) monitoring and assessment of the credit quality of a Fund's counterparties and FCMs and exposure to such counterparties and FCMs; and (iv) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for VaR testing, stress testing, back testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4.

The Advisor anticipates that each Fund will use and comply with a relative VaR test and anticipates using the indexes designated below for purposes of Rule18f-4 compliance. The designated index is subject to change.

Fund	Designated Index
ProShares Ether Strategy ETF	S&P Ethereum Index

ProShares Short Ether Strategy ETF	S&P CME Ether Futures Index

ProShares Bitcoin & Ether Strategy	S&P Cryptocurrency MegaCap Index
ETF

ProShares Bitcoin & Ether Equal	S&P Cryptocurrency MegaCap Index
Weight Strategy ETF

The Trust notes that it expects its derivatives risk management program will operate in a substantially the same manner as the derivatives risk management program for the ProShares Bitcoin Strategy ETF and ProShares Short Bitcoin Strategy ETF, which have been in operation since October 2021 and June 2022, respectively.

Simulated Performance

Funds taking a "long" position in ether futures contracts or a "long" position in both ether futures contracts and bitcoin futures contracts:

9.Comment: Please supplementally discuss how the Funds would be expected to perform during significant market downturns in the price of ether and ether futures, such as the downturn that occurred on May 19, 2021, or during significant market downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June 13, 2022, and November 8 and 9, 2022.

Response: The Advisor believes (i) the Funds would have operated as expected if they had been in operation on May 19, 2021, June 13, 2022, and November 8 and 9, 2022 and (ii) the Funds would not have experienced any significant issues obtaining appropriate investment exposure, exiting its positions, honoring redemptions (if any) or calculating a NAV.

On May 19, 2021, based on daily settlement prices, front-month ether futures contracts declined 23.1% and front-month bitcoin futures contracts declined 8.8%. The NAV of the ProShares Ether Strategy ETF, investing in front-month ether futures contracts, would likely have declined about 23.1%, had the Fund been in operation on May 19, 2021. The NAV of the ProShares Bitcoin & Ether Strategy ETF, investing in front-month bitcoin and ether futures contracts at market capitalization-based weights set at the rebalance of the prior month, would likely have declined about 13.2%, had the Fund been in operation on May 19, 2021. The NAV of the ProShares Bitcoin

&Ether Equal Weight Strategy ETF , investing in front-month bitcoin and ether futures at equal weights set at the rebalance of the prior month, would likely have declined about 17.4%, had the Fund been in operation on May 19, 2021.

On June 13, 2022, based on daily settlement prices, front-month ether futures contracts declined 26.4% and front-month bitcoin futures contracts declined 20.1%. The NAV of the ProShares Ether Strategy ETF, investing in front-month ether futures, would likely have declined about 26.4%, had the Fund been in operation on June 13, 2022. The NAV of the ProShares Bitcoin & Ether Strategy ETF, investing in front-month bitcoin and ether futures contracts at market capitalization-based weights set at the rebalance of the prior month, would likely have declined about 21.9%, had the Fund been in operation on June 13, 2022. The NAV of the ProShares Bitcoin & Ether Equal Weight Strategy ETF , investing in front-month bitcoin and ether futures contracts at equal weights set at the rebalance of the prior month, is likely to have declined about 23.1%, had the Fund been in operation on June 13, 2022.

On November 8 and 9, 2022, based on daily settlement prices, front-month ether futures contracts declined 29.2% and front-month bitcoin futures declined 25.1%. The NAV of the ProShares Ether Strategy ETF, investing in front-month ether futures contracts, would likely have declined about 29.2%, had the Fund been in operation on November 8 and 9, 2022. The NAV of the ProShares Bitcoin & Ether Strategy ETF, investing in front-month bitcoin and ether futures at market capitalization-based weights set at the rebalance of the prior month, would likely have declined about 26.4%, had the Fund been in operation on November 8 and 9, 2022. The NAV of the ProShares Bitcoin & Ether Equal Weight Strategy ETF , investing in front-month bitcoin and ether futures at equal weights set at the rebalance of the prior month, would likely have declined about 27.2%, had the Fund been in operation on November 8, 2022.

While there was significant volatility in bitcoin, bitcoin futures, ether, and ether futures contracts on each of these dates, trading continued throughout the day with significant volume and closing prices were reported. Specifically, the notional volume of front-month bitcoin futures contracts was $5.259 billion on May 19th, $2.155 billion on June 13th, $4.059 billion on November 8th and $2.272 billion on November 9th. The notional volume of front-month ether futures contracts was $1.382 billion on May 19th, $1.115 billion on June 13th, $1.911 billion on November 8th and $1.269 billion on November 9th. Open interest in front-month bitcoin futures contracts only declined by 1.6% (103 contracts) on May 19th, increased by 1.0% (94 contracts) on June 13th, increased by 12.2% (1,219 contracts) on November 8th, and increased by 34.4% (3,861 contracts) on November 9th, as compared to the day before.

Open interest in front-month ether futures contracts only increased by 19.1% (433 contracts) on May 19th, declined by 7.3% (231 contracts) on June 13th, declined by 20.1% (583 contracts) on November 8th, and increased by 62.9% (1,454 contracts) on November 9th, as compared to the day before. This indicates that there was significant interest on both sides of the trade from both buyers and sellers on both days. Additionally, as illustrated in the charts provided in response to Comment 3, the correlation between the price returns of front-month CME bitcoin futures contracts and spot bitcoin on both May 19th (0.9876), June 13th (0.9978), November 8th (0.9949), and November 9th (0.9966) were not meaningfully different from the full sample correlation (0.9927), notwithstanding the volatility in the market on those dates. As illustrated in the charts provided in response to Comment 3, the correlation between the price returns of front-month CME ether futures contracts and spot ether on both May 19th (0.9914), June 13th (0.9971), November 8th (0.9951), and November 9th (0.9961) were not meaningfully different from the full sample correlation (0.9938), notwithstanding the volatility in the market on those dates.

In light of this liquidity, the Advisor believes the Funds would have been able to obtain the desired futures exposure and exit its positions, if necessary. The Advisor further notes that as these Funds expect to be actively managed, the Funds would not be required to enter or exit positions if, in the Advisor's judgement, it cannot do so at a reasonable price.

Additionally, the CME reported a closing price for CME ether and bitcoin futures on each of these days. This would have allowed each Fund to calculate an end-of-day NAV.

In light of the above, the Advisor believes that the market events on these days would not have had a material impact on (i) the liquidity profile of the Funds, (ii) the ability of the Funds to obtain appropriate investment exposure or to meet redemption requests, (iii) the ability of the Funds to calculate NAV, or (iv) otherwise had a material adverse impact on the operations of the Funds or secondary market trading of Funds shares.

Funds taking a "short" position in ether futures contracts:

10.Comment: Please supplementally discuss how the Fund would be expected to perform during significant daily upturns in the price of ether and ether futures, such as the upturn that occurred on November 10, 2022.

Response: The Advisor believes (i) the Fund would have operated as expected if it had been in operation on November 10, 2022 and (ii) the Fund would not have experienced any significant issues obtaining appropriate investment exposure, exiting its positions, honoring redemptions (if any) or calculating a NAV.

On November 10, 2022, the S&P CME Ether Futures Index increased 15.4%. The NAV of the ProShares Short Ether Strategy ETF, investing in ether futures contracts in a manner intended to provide -1x the daily performance of the index, is likely to have declined about 15.4%, had the Fund been operated on November 10, 2022.

While there was significant volatility in ether and ether futures contracts on November 10, 2022, trading continued throughout the day with significant volume and a closing price was reported. Specifically, the notional volume of front-month ether futures contracts was $659 million and open interest in front-month ether futures contracts increased by 5.3% (199 contracts, as compared to the day before. This indicates that there was significant interest on both sides of the trade from both buyers and sellers on both days. Additionally, as illustrated in the charts provided in response to Comment 3, the correlation between the price returns of front-month CME ether futures contracts and spot ether on November 10th (0.9970) was not meaningfully different from the full sample correlation (0.9938), notwithstanding the volatility in the market on those dates.

In light of this liquidity, the Advisor believes the Fund would have been able to obtain the desired futures exposure and exit its positions, if necessary.

Additionally, the CME reported a closing price for CME ether futures, which would have allowed the Fund to calculate an end-of-day NAV.

In light of the above, the Advisor believes that the market events on these two days would not have had a material impact on (i) the liquidity profile of the Fund, (ii) the ability of the Fund to obtain appropriate investment exposure or to meet redemption requests, (iii) the ability of the Fund to calculate NAV, or (iv) otherwise had a material adverse impact on the operations of the Fund or secondary market trading of Fund shares.

Subsidiary

Funds investing in futures contracts through a subsidiary:

11.Comment: Please supplementally confirm that:

(a)the financial statements of the subsidiary will be consolidated with those of the Fund (if not, please explain why);

(b)the subsidiary and its board will agree to (a) inspection by the Staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder, and (b) designate an agent for service of process in the United States; and

(c)the subsidiary's management fee, if any, will be included in "Management Fees," and the subsidiary's expenses will be included in "Other Expenses" in the Fee Table.

Response:

(a)The Trust confirms.

(b)The Trust confirms.

(c)The Trust confirms.

Prospectus

Principal Investment Strategies

12.Comment: Please disclose in boldface type that the Fund will not invest directly in ether or bitcoin.

Response: The Trust confirms that each of ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF currently discloses that it does not invest directly or hold ether or bitcoin (with reference to "crypto" capturing bitcoin and ether), as applicable, within the Fund's principal risk titled "Investment Strategy Risk" and will boldface type the disclosure for each Fund. With respect to the ProShares Ether Strategy ETF, the Trust confirms that the Fund currently discloses that it "does not invest directly in ether" in both the summary prospectus and statutory prospectus in the last sentence of the first paragraph of the Fund's principal investment strategies and such disclosure is in boldface type in the statutory prospectus and will revised for boldface type in the summary prospectus. Finally, with respect to the ProShares Short Ether Strategy ETF, the Trust confirms that the Fund currently discloses that it "does not invest directly in ether" in boldface type in the last sentence of the fifth paragraph of the Fund's Principal Investment Strategies in the Fund's statutory prospectus.

13.Comment: Please supplementally confirm that the Fund will not seek economic exposure to ether, or to ether and bitcoin, that exceeds 100% of the Fund's net assets.

Response: The Funds do not seek to obtain leveraged (i.e., more than 100%) exposure to futures contracts.

14.Comment: Please disclose that the Fund will obtain exposure to ether or bitcoin only through cash settled futures traded on an exchange registered with the Commodity Futures Trading Commission, which currently means the CME, investment companies that are registered under the 1940 Act, or operating companies whose securities are registered under the Securities Exchange Act of 1934 and are publicly traded, and revise or delete any disclosure that is inconsistent with this statement.

Response: The Trust confirms that the ProShares Ether Strategy ETF currently intends to obtain exposure to ether through "[s]tandardized, cash-settled ether futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission" as currently disclosed under the sub-heading "Ether Futures Contracts" in the Fund's Principal Investment Strategies. If the Fund is unable to obtain the desired exposure, however, the Fund's prospectus discloses that the Fund may invest in publicly offered equity securities of ether-related companies. The Fund has revised its disclosure to reserve the right to invest in other ETFs that provide exposure to ether futures contracts.

The Trust confirms that the ProShares Short Ether Strategy ETF currently intends to obtain exposure to ether through "[s]tandardized, cash-settled ether futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission" as currently disclosed under the sub-heading "Ether Futures Contracts" in the Fund's Principal Investment Strategies. If the Fund is unable to obtain the desired exposure, however, each Fund's prospectus discloses that the Fund may short publicly offered equity securities of ether-related companies.

The Trust confirms that each of ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF currently intends to obtain exposure to ether or bitcoin through "[s]tandardized, cash-settled crypto futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission" as currently disclosed under the sub-heading "Crypto Futures Contracts" in each Fund's Principal Investment Strategies or in Exchange-Traded Funds as is currently disclosed under the sub-heading "Exchange Traded Funds" in each Fund's Principal Investment Strategies. If a Fund is unable to obtain the desired exposure, however, each Fund's prospectus discloses that the Fund may invest in publicly offered equity securities of crypto- related companies.

15.Comment: Please disclose and explain the Fund's strategy with respect to the "rolling" of ether futures contracts or bitcoin futures contracts, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure, please explain why.

Response: The Trust confirms that each Fund currently includes disclosure regarding the Fund's strategy with respect to the "rolling" of futures contracts in its Principal Investment Strategies as follows.

ProShares Ether Strategy ETF (p. 10) and ProShares Short Ether Strategy ETF (p. 13)

Rolling of the Ether Futures

Futures contracts expire on a designated date, referred to as the "expiration date." The Fund generally seeks to invest in "front month" CME ether futures contracts but may invest in back-month, cash-settled ether futures contracts. "Front month" contracts are the monthly contracts with the nearest expiration date. Back-month ether futures contracts are those with longer times to maturity. CME ether futures are cash settled on their expiration date unless they are "rolled" prior to expiration. The Fund intends to "roll" its CME ether futures prior to expiration. Typically, the Fund will roll to the next "nearby" CME ether futures. The "nearby" contracts are those contracts with the next closest expiration date.

ProShares Bitcoin & Ether Strategy ETF (p. 12) and ProShares Bitcoin & Ether Equal Weight Strategy ETF (p.12)

Rolling of the Crypto Futures

Futures contracts expire on a designated date, referred to as the "expiration date." The Fund generally seeks to invest in "front-month" CME bitcoin futures contracts and CME ether futures contracts but may invest in back-month, cash-settled bitcoin futures contracts and ether futures contracts. "Front- month" contracts are the monthly contracts with the nearest expiration date. Back-month contracts are those with longer times to maturity. CME fitcoin futures and CME ether futures are cash-settled on their expiration date unless they are "rolled" prior to expiration. The Fund intends to "roll" its CME bitcoin futures and CME Ether Futures prior to expiration. Typically, the Fund will roll to the next "nearby" CME bitcoin futures and CME ether futures. The "nearby" contracts are those contracts with the next closest expiration date.

16.Comment: If the Fund may enter into reverse repurchase agreements or similar financing transactions, please disclose the purpose of such transactions (e.g., for investment and/or tax purposes).

Response: Although each Fund currently discloses that it "seeks to engage in reverse repurchase agreements, a form of borrowing, and use the proceeds for investment purposes", the Funds do not intend to use reverse repurchase agreements to pursue a levered or inverse strategy. Generally, the Funds intend to use reverse repurchase agreements to manage a Fund's notional exposure in light of applicable margin requirements and to facilitate compliance with the applicable diversification requirements under the Internal Revenue Code. The Trust has revised the following section of each Fund's Prospectus as marked below.

(p. 5 for ProShares Ether Strategy ETF, p. 5 for ProShares Short Ether Strategy ETF, p. 5 for ProShares Bitcoin & Ether Strategy ETF, and p. 5 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Principal Investment Strategies

Reverse Repurchase Agreements – The Fund seeks to engage in reverse repurchase agreements, a form of borrowing or leverage, and uses the proceeds to help achieve the Fund's exposure to futures contracts. ~~for investment purposes~~.

17.Comment: Please describe ether and bitcoin and the Ethereum blockchain and Bitcoin blockchain; the relationship of ether and bitcoin to the Ethereum blockchain and Bitcoin blockchain, respectively; the applications and use cases that the Ethereum blockchain and Bitcoin Blockchain, and ether and bitcoin, have been designed to support; and how the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, differ from one another in terms of such intended applications and use cases, among other things. Also, with regard to Ethereum, describe the role that the Ethereum Foundation plays in the development of the blockchain.

Response: The Trust confirms that each Fund currently describes ether and bitcoin, the Ethereum blockchain and Bitcoin blockchain and the relationship of ether and bitcoin to the Ethereum blockchain and Bitcoin blockchain, respectively in the Fund's principal investment strategies under the following headings, as applicable to a particular Fund: Bitcoin; The Bitcoin

Network; Ether; and Ethereum Network. (pgs.9-10 for ProShares Ether Strategy ETF, pgs. 12-13 for ProShares Short Ether Strategy ETF, pgs.10-11 for ProShares Bitcoin & Ether Strategy ETF, and pgs. 10-11 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

With respect to the applications and use cases that the Ethereum blockchain and Bitcoin Blockchain, and ether and bitcoin, have been designed to support; and how the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, differ from one another in terms of such intended applications and use cases, the Trust has added the following disclosures to each Fund's Statement of Additional Information, as applicable.

Bitcoin is the native token on the Bitcoin network. As with other cryptocurrencies, bitcoin and the Bitcoin blockchain have been designed to support a number of applications and use cases. For bitcoin, these include serving as a medium of exchange (e.g., digital cash) and as a durable store of value (e.g., digital gold). The Bitcoin network's uses and capabilities are narrower when compared to the Ethereum network, which facilitates smart contracts and the issuance of other non- native tokens.

Ether is the native token on the Ethereum network, but users may create additional tokens, the ownership of which is recorded on the Ethereum network. As with other cryptocurrencies, ether and the Ethereum blockchain have been designed to support a number of applications and use cases. For ether, these include: serving as a medium or exchange and a durable store of value, facilitating the use of smart contracts and decentralized products and platforms, permitting the issuance and exchange of non-native tokens (including non-fungible tokens and asset-backed tokens), and supporting various "layer 2" projects. Compared to the Bitcoin network, which is solely intended to record the ownership of bitcoin, the intended uses of the Ethereum network are far more broad.

With respect to the Ethereum Foundation, the Trust has added the following disclosure to each Fund's Statement of Additional Information.

The Ethereum Foundation (EF) is a non-profit organization that is dedicated to supporting Ethereum and related technologies. The EF, alongside other organizations, supports Ethereum Protocol development through funding and advocacy. The EF finances its activities through its initial allocation of ether at the launch of the Ether Network in 2015. Although the EF does not control Ethereum, and is one of many organizations within the Ethereum ecosystem, it is the most significant driving force for Ethereum Protocol development and support of Ethereum generally.

Principal Risks

Please include requested disclosure in the Funds' summary prospectus:

18.Comment: Given the inability of ETFs to close to new investors, please disclose the impact of any CME- or FCM-imposed capacity limits, including the CME's position limits and accountability levels, on the Fund's ability to achieve its target investment in ether futures or bitcoin futures. Disclose other factors that may impact the Fund's ability to carry out its investment strategy, including high margin requirements and the unavailability of counterparties.

Response: The Trust confirms this disclosure is included under the risk titled "Ether Futures Capacity Risk" for ProShares Ether Strategy ETF and ProShares Short Ether Strategy ETF and under the risk titled "Crypto Futures Capacity Risk" for ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF in each Fund's summary prospectus as shown below:

ProShares Ether Strategy ETF (p. 6) and ProShares Short Ether Strategy ETF (p. 7)

Ether Futures Capacity Risk – If the Fund's ability to obtain exposure to ether futures contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the ether futures market, a disruption to the ether futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund's futures commission merchants ("FCMs"), the listing exchanges, or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses.

In such circumstances, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund. Any disruption in the Fund's ability to obtain exposure to ether futures contracts will cause the Fund's performance to deviate from the performance of ether and ether futures. Additionally, the ability of the Fund to obtain exposure to ether futures contracts is limited by certain tax rules that limit the amount the Fund can invest in its wholly-owned subsidiary as of the end of each tax quarter. Exceeding this amount may have tax consequences, see the section entitled "Tax Risk" in the Fund's Prospectus for more information.

ProShares Bitcoin & Ether Strategy ETF (p. 6) and ProShares Bitcoin & Ether Equal Weight Strategy ETF (p. 6)

Crypto Futures Capacity Risk – If the Fund's ability to obtain exposure to crypto futures contracts consistent with its investment objective is disrupted for any reason including, for example, limited liquidity in the crypto futures market, a disruption to the crypto futures market, or as a result of margin requirements, position limits, accountability levels, or other limitations imposed by the Fund's futures commission merchants ("FCMs"), the listing exchanges, or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses.

In such circumstances, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund. Any disruption in the Fund's ability to obtain exposure to crypto futures contracts will cause the Fund's performance to deviate from the performance of crypto and crypto futures. Additionally, the ability of the Fund to obtain exposure to crypto futures contracts is limited by certain tax rules that limit the amount the Fund can invest in its wholly-owned subsidiary as of the end of each tax quarter. Exceeding this amount may have tax consequences, see the section entitled "Tax Risk" in the Fund's Prospectus for more information.

19.Comment: Please disclose that there may be differences in returns between ether futures and ether, or bitcoin futures and bitcoin, due to divergence in prices or the costs associated with futures investing. In this regard, discuss any unique contango/rolling risks related to ether futures or bitcoin futures.

Response: The Trust confirms that each Fund currently includes disclosure regarding the differences in returns between ether futures and ether, or bitcoin futures and bitcoin, as well as contango/rolling risks, in the following principal risks.

ProShares Ether Strategy ETF (p. 5, p. 6, and p. 12, respectively)

Investment Strategy Risk – The Fund seeks to provide investment results that correspond to the performance of ether by primarily investing in ether futures contracts. The Fund does not invest directly in or hold ether. Investors seeking direct investment in ether should consider an investment other than the Fund. While the performance of ether futures contracts, in general, has historically been highly correlated to the performance of "spot" ether, there can be no guarantee that this will continue. "Spot" ether refers to ether that can be purchased immediately. The performance of the Fund should not be expected to match the performance of spot ether.

Cost of Futures Investment Risk – As discussed above, when a ether futures contract is nearing expiration, the Fund will "roll" the futures contract, which means it will generally sell such contract and use the proceeds to buy a ether futures contract with a later expiration date. When rolling futures contracts that are in contango, the Fund would sell a lower priced, expiring contract and purchase a higher priced, longer-dated contract. The price difference between the expiring contract and longer-dated contract associated with rolling ether futures is typically substantially higher than the price difference associated with rolling other futures contracts. Ether futures have historically experienced extended periods of contango. Contango in the ether futures market may have a significant adverse impact on the performance of the Fund and may cause ether futures and the Fund to underperform spot ether. Both contango and backwardation would reduce the Fund's correlation to spot ether and may limit or prevent the Fund from achieving its investment objective. The impact of both contango and backwardation may also be greater to the extent the Fund invests in back-month futures contracts.

Costs of rolling futures contracts – Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called "contango." Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called "backwardation." When rolling futures contracts that are in contango, the Fund may sell the expiring ether futures at a lower price and buy a longer-dated ether futures at a higher price. When rolling futures contracts that are in backwardation, the Fund may sell the expiring ether futures at a higher price and buy the longer-dated ether futures at a lower price. The price difference between the expiring contract and longer dated contract associated with rolling ether futures is typically substantially higher than the price difference associated with rolling other futures contracts. Ether futures have historically experienced extended periods of contango. Contango in the ether futures market may have a significant adverse impact on the performance of the Fund and may cause ether futures to underperform spot ether. Both contango and backwardation may limit or prevent the Fund from achieving its investment objective. Additionally, because of the frequency with which the Fund may roll futures contracts, the impact of contango or backwardation on Fund performance may be greater than it would have been if the Fund rolled futures contracts less frequently.

ProShares Short Ether Strategy ETF (p. 5, p.7, and p. 16, respectively)

Investment Strategy Risk – The Fund obtains short exposure to ether futures contracts in a manner designed to provide inverse exposure to the single day returns of the Index. The Fund does not directly short ether. Investors seeking to short ether directly should consider an investment other than the Fund. While the performance of ether futures contracts, in general, has historically been highly correlated to the performance of "spot" ether, there can be no guarantee that this will continue. "Spot" ether refers to ether than can be purchased immediately.

Cost of Futures Investment Risk – As discussed above, when an ether futures contract is nearing expiration, the Fund will "roll" the futures contract. This means it will generally exit its position in such contract and enter into a new position in an ether futures contract with a later expiration date. When rolling short futures contracts that are in backwardation, the Fund will close its short position by buying the expiring contract at a relatively higher price and selling a longer-dated contract at a relatively lower price. Backwardation in the ether futures market may have a significant adverse impact on the performance of the Fund. Both contango and backwardation may cause ether futures to perform differently than spot ether and may limit or prevent the Fund from achieving its investment objective.

Costs of rolling futures contracts – Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called "contango." Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called "backwardation." When rolling futures contracts that are in backwardation, the Fund would buy a higher priced expiring ether futures contract to close its existing short position and sell a lower priced, longer-dated ether futures to open a new short position. The price difference between the expiring contract and longer-dated contract associated with rolling ether futures may be substantially higher than the price difference associated with rolling other futures contracts. Backwardation in the ether futures market may have a significant adverse impact on the performance of the Fund and may cause ether futures to perform differently than spot ether. Both contango and backwardation may limit or prevent the Fund from achieving its investment objective. Additionally, because of the frequency with which the Fund may roll futures contracts, the impact of contango or backwardation on Fund performance may be greater than it would have been if the Fund rolled futures contracts less frequently.

ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF (p. 5, p. 6, and p. 14, respectively for each Fund)

Investment Strategy Risk – The Fund seeks to provide investment returns that correspond to the performance of [a market-capitalization weighted / equal weight] basket of bitcoin and ether by primarily investing in crypto futures contracts and exchange traded funds that provide exposure to crypto futures. The Fund does not invest directly in or hold bitcoin or ether. Investors seeking a direct investment in crypto should consider an investment other than the Fund. While the performance of crypto futures contracts, in general, has historically been highly correlated to the performance of spot crypto, there can be no guarantee that this will continue. The performance of the Fund should not be expected to match the performance of spot crypto.

Cost of Futures Investment Risk – As discussed above, when a crypto futures contract is nearing expiration, the Fund will "roll" the futures contract, which means it will generally sell such contract and use the proceeds to buy a crypto futures contract with a later expiration date. When rolling futures contracts that are in contango, the Fund would sell a lower priced, expiring contract and purchase a higher priced, longer-dated contract. The price difference between the expiring contract and longer-dated contract associated with rolling crypto futures is typically substantially higher than the price difference associated with rolling other futures contracts. Crypto futures have historically experienced extended periods of contango. Contango in the crypto futures market may have a significant adverse impact on the performance of the Fund and may cause crypto futures and the Fund to underperform spot crypto. Both contango and backwardation would reduce the Fund's correlation to spot crypto and may limit or prevent the Fund from achieving its investment objective. The impact of both contango and backwardation may also be greater to the extent the Fund invests in back-month futures contracts.

Costs of rolling futures contracts – Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called "contango." Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called "backwardation." When rolling futures contracts that are in contango, the Fund may sell the expiring crypto futures at a lower price and buy a longer-dated crypto futures at a higher price. When rolling futures contracts that are in backwardation, the Fund may sell the expiring crypto futures at a higher price and buy the longer-dated crypto futures at a lower price. The price difference between the expiring contract and longer dated contract associated with rolling crypto futures is typically substantially higher than the price difference associated with rolling other futures contracts. Crypto futures have historically experienced extended periods of contango. Contango in the crypto futures market may have a significant adverse impact on the performance of the Fund and may cause crypto futures to underperform spot crypto. Both contango and backwardation may limit or prevent the Fund from achieving its investment objective. Additionally, because of the frequency with which the Fund may roll futures contracts, the impact of contango or backwardation on Fund performance may be greater than it would have been if the Fund rolled futures contracts less frequently.

20.Comment: Please discuss any risks related to the use of leverage in ether futures or bitcoin futures investing, including the use of reverse repurchase agreements for investment and/or tax purposes.

Response: The Trust confirms that each Fund currently includes disclosure regarding the risks related to the use of leverage in ether futures or bitcoin futures investing, including the use of reverse repurchase agreements for investment and/or tax purposes in the disclosure excerpted in response to Comment 16 above and the principal risk titled Borrowing Risk as follows.

Principal Risks – Item 4

(p.6 for ProShares Ether Strategy ETF, p.8 for ProShares Short Ether Strategy ETF, p.7 for ProShares Bitcoin & Ether Strategy ETF, and p.7 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

•Borrowing Risk – The Fund may borrow for investment purposes using reverse repurchase agreements. The cost of borrowing may reduce the Fund's return. Borrowing may cause the Fund to liquidate positions under adverse market conditions to satisfy its repayment obligations. Borrowing increases the risk of loss and may increase the volatility of the Fund.

Principal Risks – Item 9

(p.13 for ProShares Ether Strategy ETF, p.17 for ProShares Short Ether Strategy ETF, p.15 for ProShares Bitcoin & Ether Strategy ETF, and p.15 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

•Borrowing Risk – The Fund may borrow for investment purposes using reverse repurchase agreements. Reverse repurchase agreements are financing arrangements that involve sales by the Fund of portfolio financial instruments concurrently with an agreement by the Fund to repurchase the same financial instruments at a later date at a fixed price. Reverse repurchase agreements do not mitigate the Fund's risk that the market value of the financial instruments the Fund is obligated to repurchase under the agreement may decline below the repurchase price. The Fund may enter into both exchange-traded and over- the-counter reverse repurchase agreements. The cost of borrowing may reduce the Fund's return. Borrowing may cause a Fund to liquidate positions under adverse market conditions to satisfy its repayment obligations. Borrowing increases the risk of loss and may increase the volatility of the Fund.

21.Comment: Please disclose the risks associated with concentrating more than 25% of the Fund's total assets in investments that provide exposure to ether, or ether and bitcoin.

Response: The Trust has revised each Fund's summary prospectus to add the following risk:

ProShares Ether Strategy ETF and ProShare Short Ether Strategy ETF

Concentration Risk — The Fund has a significant portion of its value in ether futures. As a result, the Fund may be subject to greater market fluctuations than a fund that is more broadly invested across industries.

ProShares Bitcoin & Ether Strategy ETF and ProShare Bitcoin & Ether Equal Weight Strategy ETF

Concentration Risk — The Fund has a significant portion of its value in crypto futures. As a result, the Fund may be subject to greater market fluctuations than a fund that is more broadly invested across industries.

22.Comment: If using a subsidiary, please disclose the risks related to the size of the Fund's investment in the subsidiary exceeding 25% of total assets, including any potential adverse tax consequences for the Fund.

Response: The Trust confirms that each Fund currently includes disclosure in response to these matters as follows:

Principal Investment Strategies

(bracketed language applies to ProShares Short Ether Strategy ETF only)

(p.5 for ProShares Ether Strategy ETF, p.5 for ProShares Short Ether Strategy ETF, p.5 for ProShares Bitcoin & Ether Strategy ETF, and p.5 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

The Fund expects to gain [inverse] exposure by investing a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands and advised by ProShare Advisors. Because the Fund intends to qualify for treatment as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended, the Fund intends to invest no more than 25% of the Fund's total assets in the subsidiary at each quarter end of the Fund's tax year. Exceeding this amount may have tax consequences, see the section below entitled "Tax Risk" for more information. References to investments by the Fund should be read to mean investments by either the Fund or the subsidiary.

Principal Risks – Item 9

(p.15 for ProShares Ether Strategy ETF, p.19 for ProShares Short Ether Strategy ETF, p.19 for ProShares Bitcoin & Ether Strategy ETF, and p.19 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Tax Risk — In order to qualify for the special tax treatment accorded a RIC and its shareholders, the Fund must derive at least 90% of its gross income for each taxable year from "qualifying income," meet certain asset diversification tests at the end of each taxable quarter, and meet annual distribution requirements. The Fund's pursuit of its investment strategies will potentially be limited by the Fund's intention to qualify for such treatment and could adversely affect the Fund's ability to so qualify. The Fund may make certain investments, the treatment of which for these purposes is unclear. In particular, direct investments by the Fund in futures are not expected to produce qualifying income for purposes of the Fund's qualification as a RIC. The Fund, however, expects to gain exposure to futures and generate qualifying income by investing a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands. To comply with the asset diversification test applicable to a RIC, the Fund will limit its investments in such subsidiary to 25% of the Fund's total assets at the end of each tax quarter. The Fund may, however, exceed this amount from time to time if the Advisor believes doing so is in the best interests of the Fund, provided, however, that the Fund intends to continue to comply with the asset diversification test applicable to RICs. If the Fund's investments in the subsidiary were to exceed 25% of the Fund's total assets at the end of a tax quarter, the Fund may no longer be eligible to be treated as a RIC. The Advisor will carefully monitor the Fund's investments in the subsidiary to ensure that no more than 25% of the Fund's assets are invested in the subsidiary at the end of each tax quarter. The Fund intends to invest in complex derivatives for which there is not clear guidance from the Internal Revenue Service ("IRS") as to the calculation of such investments under the asset diversification test applicable to RICs. There are no assurances that the IRS will agree with the Fund's calculation under the asset diversification test which could cause the Fund to fail to qualify as a RIC.

If, in any year, the Fund were to fail to qualify for the special tax treatment accorded a RIC and its shareholders, and were ineligible to or were not to cure such failure, the Fund would be taxed in the same manner as an ordinary corporation subject to U.S. federal income tax on all its income at the fund level. The resulting taxes could substantially reduce the Fund's net assets and the amount of income available for distribution. In addition, in order to requalify for taxation as a RIC, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions. Please see the section entitled "Taxation" in the Statement of Additional Information for more information.

23.Comment: Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio investments, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made purchases and redemptions in kind. Disclose that these costs could be imposed on the Fund, and thus decrease the Fund's NAV, to the extent that the costs are not offset by a transaction fee payable by an AP.

Response: The Trust confirms that each Fund currently includes disclosure in response to these matters as follows:

ProShares Ether Strategy ETF (p. 7)

Cash Purchases and Redemption Risk — The Fund expects to effect all of its creations and redemption in cash rather than in-kind. Cash purchases and redemptions may increase transaction costs. The relatively high costs associated with obtaining exposure to ether futures contracts, particularly near contract expiration, may have a significant adverse impact on the performance of the Fund. Additionally, cash purchases and redemptions may cause the Fund to recognize a gain or loss.

ProShares Short Ether Strategy ETF (p. 8)

Cash Purchases and Redemption Risk — The Fund expects to effect all of its creations and redemption in cash rather than in-kind. Cash purchases and redemptions may increase transaction costs. The relatively high costs associated with obtaining inverse exposure to ether futures contracts, particularly near contract expiration, may have a significant adverse impact on the performance of the Fund. Additionally, cash purchases and redemptions may cause the Fund to recognize a gain or loss.

ProShares Bitcoin & Ether Strategy ETF (p. 8) and ProShares Bitcoin & Ether Equal Weight Strategy ETF (p. 8)

Cash Purchases and Redemption Risk — The Fund expects to effect all of its creations and redemption in cash rather than in-kind. Cash purchases and redemptions may increase transaction costs. The relatively high costs associated with obtaining exposure to crypto futures contracts, particularly near contract expiration, may have a significant adverse impact on the performance of the Fund. Additionally, cash purchases and redemptions may cause the Fund to recognize a gain or loss.

24.Comment: Please disclose that ether may be determined to be a security or to be offered and sold as a security under federal or state securities laws.

Response: The Trust has revised each Fund's Prospectus as follows:

Principal Risks – Item 4

(p.6 for ProShares Ether Strategy ETF, p.7 for ProShares Short Ether Strategy ETF, p.7 for ProShares Bitcoin & Ether Strategy ETF, and p.7 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Ether Risk – The Fund's investments in ether futures contracts exposes the

Fund to the risks associated with an investment in ether because the price of ether futures is substantially based on the price of ether. Ether is a relatively new innovation and the market for ether is subject to rapid price swings, changes and uncertainty. The further development of the Ethereum Net- work and the acceptance and use of ether are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development of the Ethereum Network or the acceptance of ether may adversely affect the price of ether. Ether is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact ether trading venues. Additionally, if one or a coordinated group of validators were to gain control of two-thirds of staked ether, they would have the ability to manipulate transactions and fraudulently obtain ether. If such a validator or group of validators were to gain control of one-third of staked ether, they could halt payments. A significant portion of ether is held by a small number of holders sometimes referred to as "whales". Transactions of these holders may influence the price of ether.

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, ether and ether trading venues are largely unregulated. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote ether in a way that artificially increases the price of ether). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Over the past several years, a number of ether trading venues have been closed due to fraud, failure or security breaches. Investors in ether may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses. The realization of any of these risks could result in a decline in the acceptance of ether and consequently a reduction in the value of ether, ether futures, and the Fund.

Additionally, legal or regulatory changes may negatively impact the operation of the Ethereum Network or restrict the use of ether. For example, if ether were determined to be or were expected to be determined to be a security under the federal securities laws, it is possible certain trading venues would no longer facilitate trading in ether, trading in ether futures may become significantly more volatile and/or completely halted, and the value of an investment in the Fund could decline significantly and without warning, including to zero.

Finally, the creation of a "fork" (as described above) or a substantial giveaway of ether (sometimes referred to as an "air drop") may result in significant and unexpected declines in the value of ether, ether futures, and the Fund. A fork may be intentional, such as the 'Merge.' The 'Merge' refers to protocol changes altering the method by which transactions are validated.

Principal Risks – Item 9

(p. 11 for ProShares Ether Strategy ETF, p. 15 for ProShares Short Ether Strategy ETF, p. 13 for ProShares Bitcoin & Ether Strategy ETF, and p. 13 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

The regulatory environment relating to ether and ether futures – The regulation of ether, digital assets and related products and services continues to evolve. The inconsistent and sometimes conflicting regulatory landscape may make it more difficult for ether businesses to provide services, which may impede the growth of the ether economy and have an adverse effect on adoption of ether. There is a possibility of future regulatory change altering, perhaps to a material extent, the ability to buy and sell ether and ether futures. Similarly, future regulatory changes could impact the ability of the Fund to achieve its investment objective or alter the nature of an investment in the Fund or the ability of the Fund to continue to operate, as planned. For example, if ether were determined or were expected to be determined to be a security under the federal securities laws, it is possible certain ether trading venues would no longer facilitate trading in ether. As a result, trading in ether futures may be completely halted or otherwise disrupted, or become significantly more volatile, ether futures may become illiquid and/or lose significant value and the Fund may have difficulty unwinding or closing out its ether futures contracts. In that event, the value of an investment in the Fund could decline significantly and without warning, including to zero. There is no guarantee that security futures on ether would be begin trading on any particular timeframe or at all or that the Fund would be able to invest in such instruments. The determination that ether is a security and the related impacts on ether futures contracts may result in extraordinary expenses for the Fund.

In addition, the Trust has added the following paragraph to each Fund's Statement of Additional Information in the section entitled "Investment Policies, Techniques and Related Risks - Ether Related Investments - Ether Futures":

If ether is determined or is expected to be determined to be a security under the federal securities laws, that could materially and adversely affect the trading of ether futures contracts held by the Fund and the Fund's ability to pursue its investment objective. For example, in general a futures contract on a security is regulated as a security futures product, which is an instrument that may only be listed in accordance with CFTC and SEC requirements and traded on a facility (and through intermediaries) that is registered with both the SEC and CFTC. At present, ether futures contracts held by the Fund are not listed in accordance with such requirements. If ether is determined or alleged to be a security, it is possible that trading in ether futures contracts held by the Fund could be halted or otherwise disrupted, become illiquid and/or lose significant value and the Fund may have difficulty unwinding or closing out its ether futures contracts. In that event, value of an investment in the Fund – could decline significantly and without warning, including to zero. There is no guarantee that security futures contracts on ether would be begin trading on any particular timeframe or at all or that the Fund would be able to invest in such instruments. The determination that ether is a security and the related impacts on ether futures contracts may result in extraordinary expenses for the Fund.

25.Comment: Please disclose, with sufficient specificity and detail, the types of adverse consequences for the Fund and its shareholders if ether is determined to be a security or to be offered and sold as a security under federal or state securities laws.

Response: Please see the response to Comment 24 above.

26.Comment: Please disclose the risks related to the fragmentation and regulatory noncompliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

Response: The Trust confirms that these risks are currently disclosed in the principal risks titled "Bitcoin Risk" (excerpted below) and "Ether Risk" (excerpted above in response to Comment 24) in the applicable Funds' summary prospectus:

(p.6 for ProShares Bitcoin & Ether Strategy ETF and p.6 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Bitcoin Risk – The Fund's investments in bitcoin futures contracts exposes the Fund to the risks associated with an investment in bitcoin because the price of bitcoin futures is substantially based on the price of bitcoin. Bitcoin is a relatively new innovation and the market for bitcoin is subject to unique and substantial risks. The market for bitcoin is subject to rapid price swings, changes and uncertainty.

The further development of the Bitcoin Network and the acceptance and use of bitcoin are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development of the Bitcoin Network or the acceptance of bitcoin may adversely affect the price of bitcoin. Bitcoin is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact digital asset trading venues. Additionally, if one or a coordinated group of miners were to gain control of 51% of the Bitcoin Network, they would have the ability to manipulate transactions, halt payments and fraudulently obtain bitcoin. A significant portion of bitcoin is held by a small number of holders sometimes referred to as "whales". Transactions of these holders may influence the price of bitcoin.

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, bitcoin and digital asset trading venues are largely unregulated and highly fragmented. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote bitcoin in a way that artificially increases the price of bitcoin). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. Investors in bitcoin may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses. Legal or regulatory changes may negatively impact the operation of the Bitcoin Network or restrict the use of bitcoin. In addition, digital asset trading venues, bitcoin miners, and other participants may have significant exposure to other cryptocurrencies. Instability in the price, availability or legal or regulatory status of those instruments may adversely impact the operation of the digital asset trading venues and the Bitcoin Network. The realization of any of these risks could result in a decline in the acceptance of bitcoin and consequently a reduction in the value of bitcoin, bitcoin futures, and the Fund. Finally, the creation of a "fork" (as described above) or a substantial giveaway of bitcoin (sometimes referred to as an "air drop") may result in significant and unexpected declines in the value of bitcoin, bitcoin futures, and the Fund.

In addition, as applicable, the Statements of Additional Information for the Funds include the following disclosures:

(p.8 for ProShares Ether Strategy ETF, p.8 for ProShares Short Ether Strategy ETF, p.15 for ProShares Bitcoin & Ether Strategy ETF, and p.15 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Investment Policies, Techniques and Related Risks - Ether Related Investments - Ether Futures

The trading of ether is fragmented across numerous trading venues. The fragmentation of the volume of ether transactions across multiple trading venues can lead to a higher volatility than would be expected if volume was concentrated in a single trading venue. Market fragmentation and volatility increases the likelihood of price differences across different trading venues.

Market participants trading ether futures may seek to "hedge" or otherwise manage their exposure to such contracts by taking offsetting positions in ether. Fragmentation may require market participants to analyze multiple prices, which may be inconsistent and quickly changing. Fragmentation also may require market participants to potentially fill their positions through a number of transactions on different exchanges. These factors potentially increase the cost and uncertainty of trading ether and may decrease the effectiveness of using transactions in ether to help manage or offset positions in ether futures. Market participants who are unable to fully or effectively manage or hedge their positions in ether futures typically would be expected to widen the bid-ask spreads on such contracts, which could potentially decrease the trading volume and liquidity of such contracts and have a negative impact on the price of such contracts.

Investment Policies, Techniques and Related Risks - Bitcoin Related Investments - Bitcoin Futures

(p.8 for ProShares Bitcoin & Ether Strategy and p. 8 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

The trading of bitcoin is fragmented across numerous digital asset trading venues. The fragmentation of the volume of bitcoin transactions across multiple digital asset trading venues can lead to a higher volatility than would be expected if volume was concentrated in a single digital asset trading venue. Market fragmentation and volatility increases the likelihood of price differences across different digital asset trading venues.

Market participants trading bitcoin futures may seek to "hedge" or otherwise manage their exposure to such contracts by taking offsetting positions in bitcoin. Fragmentation may require market participants to analyze multiple prices, which may be inconsistent and quickly changing. Fragmentation also may require market participants to potentially fill their positions through a number of transactions on different exchanges. These factors potentially increase the cost and uncertainty of trading bitcoin and may decrease the effectiveness of using transactions in bitcoin to help manage or offset positions in bitcoin futures. Market participants who are unable to fully or effectively manage or hedge their positions in bitcoin futures typically would be expected to widen the bid-ask spreads on such contracts, which could potentially decrease the trading volume and liquidity of such contracts and have a negative impact on the price of such contracts.

27.Comment: Please disclose that crypto asset trading platforms on which ether or bitcoin is traded, and which may serve as a pricing source for the calculation of the ether or bitcoin reference rate that is used for the purposes of valuing the Fund's investments, are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response: The Trust respectfully declines to include the disclosure in the summary prospectus. However, the Trust has revised each Fund's Statement of Additional Information to add disclosure in response to the Staff's position as marked below.

ProShares Ether Strategy ETF (p. 7) and ProShares Short Ether Strategy ETF (p. 7)

Although the Fund does not invest in or hold ether, events impacting the price of ether across all ether trading venues should be expected to impact the price and market for ether futures, and therefore the performance of the Fund. Such trading venues may serve as a pricing source for the calculation of the CME CF Ether

Reference Rate which provides reference prices for final settlement of CME ether futures. These trading venues are or may become subject to regulatory actions that may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

ProShares Bitcoin & Ether Strategy ETF (p. 6 and p. 14, respectively) and ProShares Bitcoin & Ether Equal Weight Strategy ETF (p. 6 and p. 14, respectively)

Although the Fund does not invest in, hold or short bitcoin, events impacting the price of bitcoin across all digital asset trading venues should be expected to impact the price and market for bitcoin futures, and therefore the performance of the Fund.

Such trading venues may serve as a pricing source for the calculation of the CME CF Bitcoin Reference Rate which provides reference prices for final settlement of CME bitcoin futures. These trading venues are or may become subject to regulatory actions that may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Although the Fund does not invest in, hold or short ether, events impacting the price of ether across all ether trading venues should be expected to impact the price and market for ether futures, and therefore the performance of the Fund. Such trading venues may serve as a pricing source for the calculation of the CME CF Ether Reference Rate which provides reference prices for final settlement of CME ether futures. These trading venues are or may become subject to regulatory actions that may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

28.Comment: Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response: The Trust confirms that each Fund includes disclosure in response to these matters, and further revised as follows:

ProShares Ether Strategy ETF (p. 11) and ProShares Short Ether Strategy ETF (p. 11)

The regulation of ether, digital assets and related products and services continues to evolve. The inconsistent and sometimes conflicting regulatory landscape may make it more difficult for ether businesses to provide services, which may impede the growth of the ether economy and have an adverse effect on ~~consumer~~ adoption of ether. There is a possibility of future regulatory change altering, perhaps to a material extent, the ability of the Fund to achieve its investment objective or alter the nature of an investment in the Fund or the ability of the Fund to continue to operate, as planned.

ProShares Bitcoin & Ether Strategy ETF (p. 11 and p. 18, respectively) and ProShares Bitcoin & Ether Equal Weight Strategy ETF (p. 11 and p. 18, respectively)

The regulation of crypto, ~~bitcoin,~~ digital assets and related products and services continues to evolve. The inconsistent and sometimes conflicting regulatory landscape may make it more difficult for bitcoin businesses to provide services, which may impede the growth of the bitcoin economy and have an adverse effect on ~~consumer~~ adoption ~~and the market value~~ of crypto. ~~Conversely, the resolution of these conflicts may result in the rapid expansion of the bitcoin economy and consumer adoption.~~ There is a possibility of future regulatory change altering, perhaps to a material extent, the ability to buy and sell crypto and crypto futures. Similarly, future regulatory changes could impact the ability of the Fund to achieve its investment objective or alter the nature of an investment in the Fund or the ability of the Fund to continue to operate, as planned.

"

29.Comment: Please disclose that ether and ether futures are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

Response: The Trust believes that the Ether Risk principal risk disclosure excerpted in response to Comment 24 coupled with the disclosure in each Fund's Prospectus excerpted below appropriately discloses the risks of ether and investments in ether futures. In addition, the Trust has revised each Fund's Prospectus as follows:

Principal Risks – Item 9

ProShares Ether Strategy ETF (p. 11) and ProShares Short Ether Strategy ETF (p. 15)

Ether and Ether Futures Risk – Investments linked to ether present unique and substantial risks. Such investments can be highly volatile compared to investments in traditional securities and the Fund may experience sudden and large losses. The markets for ether and ether futures may become illiquid. These markets may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates. An investor should be prepared to lose the full principal value of their investment suddenly and without warning. Trading and investing in assets linked to ether are generally not based in fundamental investment analysis.

"

Supply and demand for ether – It is believed that speculators and investors who seek to profit from trading and holding ether currently account for a significant portion of ether demand. Such speculation regarding the potential future appreciation in the price of ether may artificially inflate or deflate the price of ether. Market fraud and/or manipulation and other fraudulent trading practices such as the intentional dissemination of false or misleading information (e.g., false rumors) can, among other things, lead to a disruption of the orderly functioning of markets, significant market volatility, and cause the value of ether futures to fluctuate quickly and without warning.

ProShares Bitcoin & Ether Strategy ETF (p. 13) and ProShares Bitcoin & Ether Equal Weight Strategy ETF (p. 13)

Crypto and Crypto Futures Risk – Investments linked to crypto present unique and substantial risks. Such investments can be highly volatile compared to investments in traditional securities and the Fund may experience sudden and large losses. The markets for crypto and crypto futures may become illiquid. These markets may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates. An investor should be prepared to lose the full principal value of their investment suddenly and without warning. Trading and investing in assets linked to crypto are generally not based in fundamental investment analysis.

"

Supply and demand for crypto – It is believed that speculators and investors who seek to profit from trading and holding crypto currently account for a significant portion of crypto demand. Such speculation regarding the potential future appreciation in the price of crypto may artificially inflate or deflate the price of crypto. Market fraud and/or manipulation and other fraudulent trading practices such as the intentional dissemination of false or misleading information (e.g., false rumors) can, among other things, lead to a disruption of the orderly functioning of markets, significant market volatility, and cause the value of crypto futures to fluctuate quickly and without warning.

30.Comment: Please disclose that individuals or organizations holding a large amount of ether or bitcoin (also known as "whales") may have the ability to manipulate the price of ether or bitcoin.

Response: The Trust confirms that the "Bitcoin Risk" principal risk cited in response to Comment 26 currently includes the following disclosure that the Trust believes addresses the Staff's Comments:

(p.6 for ProShares Bitcoin & Ether Strategy ETF and p.6 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

A significant portion of bitcoin is held by a small number of holders sometimes referred to as "whales". Transactions of these holders may influence the price of bitcoin.

The Trust confirms that the "Ether Risk" principal risk cited in response to Comment 24 currently includes the following disclosure that the Trust believes addresses the Staff's Comments:

(p. 6 for ProShares Ether Strategy ETF, p. 7 for ProShares Short Ether Strategy ETF, p. 7, for ProShares Bitcoin & Ether Strategy ETF, and p. 7 ProShares Bitcoin & Ether Equal Weight Strategy ETF)

A significant portion of ether is held by a small number of holders sometimes referred to as "whales". Transactions of these holders may influence the price of ether.

Funds taking a "long" position in ether futures contracts or a "long" position in both ether futures contracts and bitcoin futures contracts should also address the following:

31.Comment: Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. Explain how the value of ether futures contracts in which the Fund invests may be impacted by an attack.

Response: The Trust believes the following disclosure, marked for revisions, that appears in the Statement of Additional Information for each Fund addresses the Staff's comment.

(p.10 for ProShares Ether Strategy ETF, p.10 for ProShares Short Ether Strategy ETF, p.17 for ProShares Bitcoin & Ether Strategy ETF, and p.17 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Additionally, if the price of ether falls below that which is required for validators to turn a profit, some validators may temporarily discontinue their operations. If validators reduce or cease their operations, it would reduce the aggregate stake on the Ethereum Network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain ~~until the next scheduled adjustment in difficulty for block solutions~~) and make the Ethereum Network more vulnerable to a malicious actor or actors. If one or more validators obtain~~ing~~ control ~~in excess~~ of greater than thirty-three

(33)percent of the aggregate stake on the Ethereum Network, those validators may attempt to reshuffle or reorder blocks in the Ethereum blockchain, potentially excluding valid transactions or permitted "double spending" of ether. Malicious actors controlling greater than thirty-three (33) percent of the aggregate stake could also potentially resolve two forks of the Ethereum blockchain simultaneous, which would cause confusion and likely result in reduced confidence in the Ethereum blockchain, both of which would have a material adverse impact on the value of ether and Ethereum futures, and as a result, an investment in the Fund. However, any such attack would likely result in the malicious validators forfeiting their staked ether. ~~Periodically, the Ethereum Network is designed to adjust the difficulty for block solutions so that solution speeds remain in the vicinity of the expected twelve (12) second confirmation time currently targeted by the Ethereum Network protocol, but significant reductions in aggregate stake on the Ethereum Network could result in material delays in transaction confirmation time.~~ Any reduction in confidence in the confirmation process or aggregate stake of the Ethereum Network may adversely affect the utility and price of ether, which may negatively impact the ether futures and an investment in the Fund.

32.Comment: Please disclose that the Bitcoin blockchain may be vulnerable to attacks to the extent that there is a "miner" or group of "miners" that possesses more than 50% of the blockchain's "hashing" power. Explain how the value of bitcoin futures contracts in which the Fund invests may be impacted by an attack.

Response: The Trust believes the following disclosure that currently appears in the Statement of Additional Information for ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin &

Ether Equal Weight Strategy ETF addresses the Staff's comment. The Trust notes that neither ProShares Ether Strategy ETF or ProShares Short Ether Strategy ETF intends to seek exposure to bitcoin futures.

(p.10 for ProShares Bitcoin & Ether Strategy ETF and p.10 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Additionally, if the price of bitcoin falls below that which is required for mining operators to turn a profit, some mining operators may temporarily discontinue mining bitcoin by either halting operations or switching their mining operations to mine other cryptocurrencies. If miners reduce or cease their mining operations it would reduce the aggregate hashrate on the Bitcoin Network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin Network more vulnerable to a malicious actor obtaining control in excess of fifty

(50)percent of the aggregate hashrate on the Bitcoin Network. Periodically, the Bitcoin Network is designed to adjust the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten (10) minute confirmation time currently targeted by the Bitcoin Network protocol, but significant reductions in aggregate hashrate on the Bitcoin Network could result in material delays in transaction confirmation time. Any reduction in confidence in the confirmation process or aggregate hashrate of the Bitcoin Network may adversely affect the utility and price of bitcoin, which may have a negative impact on bitcoin futures.

33.Comment: Please disclose that proposed changes to the Ethereum blockchain's protocol or Bitcoin blockchain's protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a "fork"), and give examples of forks (e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain). Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by a fork.

Response: The Trust confirms the following disclosures address the Staff's comment.

ProShares Ether Strategy ETF (p. 4 and p. 12, respectively) and ProShares Short Ether Strategy ETF (p. 5 and p. 16, respectively)

Principal Investment Strategies – Item 4

From time to time, the developers suggest changes to the Ethereum software. If a sufficient number of users and validators elect not to adopt the changes, a new digital asset, operating on the earlier version of the Ethereum software, may be created. This is often referred to as a "fork." The price of the ether futures contracts in which the Fund invests may reflect the impact of these forks.

Principal Risks – Item 9

Forks – The open-source nature of the Ethereum Protocol permits any developer to review the underlying code and suggest changes. If some users and validators adopt a change while others do not and that change is not compatible with the existing software, a fork occurs. Several forks have already occurred in the Ethereum Network resulting in the creation of new, separate digital assets. Which fork will be considered to be ether for purposes of the CME CF Ether Reference Rate is determined by CF Benchmarks. Forks and similar events could adversely affect the price and liquidity of ether and the value of an investment in the Fund. A fork may be intentional such as the Ethereum 'Merge.' The 'Merge' represents the Ethereum Network's shift from proof-of-work to proof-of-stake. This means that instead of being required to solve complex mathematical problems validators are required to stake ether.

Prior to September 2022, Ethereum operated using a proof-of-work consensus mechanism. Following the Merge, approximately 1,700 Ether are issued per day, though the issuance rate varies based on the number of validators on the network. In addition, the issuance of new Ether could be partially or completely offset by the burn mechanism introduced by the EIP-1559 modification, under which Ether are removed from supply at a rate that varies with network usage.

ProShares Bitcoin & Ether Strategy ETF (p. 4, 11 and 14, respectively) and ProShares Bitcoin & Ether Equal Weight Strategy ETF (p. 4, 11 and 14, respectively)

Principal Investment Strategies – Item 4

From time to time, developers suggest changes to the software. If a sufficient number of users and participants elect not to adopt the changes, a new digital asset operating on the earlier version of the software may be created, known as a "fork." The price of the futures contracts in which the Fund invests for both bitcoin and ether may reflect the impact of these forks.

Principal Investment Strategies – Item 9

The Bitcoin Protocol" If a modification is accepted by only a percentage of users and miners, a division will occur such that one network will run the pre- modification source code and the other network will run the modified source code. Such a division is known as a "fork."

Principal Risks – Item 9

Forks – The open-source nature of the Ethereum Protocol and the Bitcoin Protocol permits any developer to review the underlying code and suggest changes. If some users, validators or miners adopt a change while others do not and that change is not compatible with the existing software, a fork occurs. Several forks have already occurred in the Bitcoin Network and the Ethereum Network resulting in the creation of new, separate digital assets. The determination of which fork will be considered bitcoin for purposes of the BRR and which fork will be considered ether for purposes of the CME CF Ether Reference Rate is determined by CF Benchmarks' Hard Fork Policy. Forks and similar events could adversely affect the price and liquidity of ether and bitcoin and the value of an investment in the Fund. A fork may be intentional such as the Ethereum 'Merge.' The 'Merge' represents the Ethereum Network's shift from proof-of-work to proof-of-stake.

This means that instead of being required to solve complex mathematical problems validators are required to stake ether.

Prior to September 2022, Ethereum operated using a proof-of-work consensus mechanism. Following the Merge, approximately 1,700 Ether are issued per day though the issuance rate varies based on the number of validators on the network. In addition, the issuance of new Ether could be partially or completely offset by the burn mechanism introduced by the EIP-1559 modification, under which Ether are removed from supply at a rate that varies with network usage.

Statement of Additional Information - Investment Policies, Techniques and Related Risks

(p. 6 and p. 8 for ProShares Bitcoin & Ether Strategy ETF, and p.6 and p. 8 for ProShares

Bitcoin & Ether Equal Weight Strategy ETF)

The Bitcoin Protocol" If a modification is accepted by only a percentage of users and miners, a division will occur such that one network will run the pre- modification source code and the other network will run the modified source code. Such a division is known as a "fork."

"

Bitcoin Futures " The Bitcoin Protocol was built using open source software by a small group of developers known as the "Bitcoin Core" (as defined herein) who help develop and maintain the original version of bitcoin, the underlying asset upon which bitcoin futures are based. The open source nature of the Bitcoin Protocol permits any developer to review the underlying code and suggest changes to it via "Bitcoin Improvement Proposals", or "BIPs." If accepted by a sufficient number of miners, BIPs may result in substantial changes to the Bitcoin Network, including changes that result in "forks" (as described herein). The Bitcoin Network has already experienced two major forks after developers attempted to increase transaction capacity. Blocks mined on these new "forked" networks now diverge from blocks mined on the original Bitcoin Network maintained by the Bitcoin Core, resulting in the creation of two new blockchains whose digital assets are referred to as "Bitcoin Cash" and "Bitcoin Gold." Bitcoin, Bitcoin Cash and Bitcoin Gold now operate as separate, independent networks. Multiple BIPs still exist, many of which are aimed at increasing the transaction capacity of the Bitcoin Network, and it is possible that one or more of these BIPs could result in further network forks. It is possible that the price of the bitcoin futures subsequent to a "fork" may be linked to the price of bitcoin on only one of the resulting Bitcoin Networks, rather than the aggregate price of bitcoin on all resulting Bitcoin Networks.

The CME considers a hard fork of the Bitcoin Blockchain where both forks continue to be actively mined and traded but may not be fungible with each other, as an unusual and extreme circumstance. The CME has determined, in the event of a hard fork or other circumstance in which the split of bitcoin is expected, CME shall decide what action to take to align bitcoin futures exposure with cash market exposures, as the CME deems appropriate.

It is possible that, notwithstanding the protocols implemented to attempt to address the impact of forks on bitcoin futures, forks and similar events could have an adverse effect on the price of bitcoin and the bitcoin futures in which the Fund invests and may adversely affect an investment in the Fund. The price of bitcoin is highly volatile, which could have a negative impact on the price and trading of bitcoin futures and the performance of the Fund.

All Funds

(p.9 for ProShares Ether Strategy ETF, p.12 for ProShares Short Ether Strategy ETF, p.11 for ProShares Bitcoin & Ether Strategy ETF, and p.11 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Principal Investment Strategies – Item 9

Ethereum Protocol" If a modification is accepted by only a portion of users and validators, a division will occur such that one network will run the pre- modification source code and the other network will run the modified source code. Such a division is known as a "fork."

(p.6 for ProShares Ether Strategy ETF, p.6 for ProShares Short Ether Strategy ETF, p.13 for ProShares Bitcoin & Ether Strategy ETF, and p.13 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Statement of Additional Information - Investment Policies, Techniques and Related Risks

Ethereum Computer Network" If a modification is accepted by only a percentage of users and miners, a division will occur such that one network will run the pre- modification source code and the other network will run the modified source code. Such a division is known as a "fork."

The Ethereum Protocol was built using open source software by a small group of developers who help develop and maintain the original version of ether, the underlying asset upon which ether futures are based. The open source nature of the Ethereum Protocol permits any developer to review the underlying code and suggest changes to it. If accepted by a sufficient number of miners, these changes may result in substantial changes to the Ethereum Computer Network, including changes that result in "forks" (as described herein). It is possible that the price of the ether futures subsequent to a "fork" may be linked to the price of ether on only one of the resulting Ethereum Computer Networks, rather than the aggregate price of ether on all resulting Ethereum Computer Networks.

The CME considers a hard fork of the Ethereum Blockchain where both forks continue to be actively mined and traded but may not be fungible with each other, as an unusual and extreme circumstance.

The CME has determined, in the event of a hard fork or other circumstance in which the split of ether is expected, CME shall decide what action to take to align ether futures exposure with cash market exposures, as the CME deems appropriate.

It is possible that, notwithstanding the protocols implemented to attempt to address the impact of forks on ether futures, forks and similar events could have an adverse effect on the price of ether and the ether futures in which the Fund invests and may adversely affect an investment in the Fund. The price of ether is highly volatile, which could have a negative impact on the price and trading of ether futures, the performance of the Fund.

34.Comment: Please disclose that the Ethereum blockchain's protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain's protocol may contain flaws that can be exploited by attackers. Also, with regard to Ethereum, discuss the exploit of The DAO's smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork. Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by an exploit.

Response: The Trust has revised the disclosure in the prospectus for ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF as marked below. The unmarked version of this disclosure currently appears in the prospectus for ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF.

(p.12 for ProShares Ether Strategy ETF, p.16 for ProShares Short Ether Strategy ETF, p.14 for ProShares Bitcoin & Ether Strategy ETF, and p.14 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Cybersecurity – ~~As a digital asset~~Digital assets, such as bitcoin or ether, are subject to the risk that malicious actors will exploit flaws in its code or structure, or that of ~~ether~~ digital asset trading venues, that will allow them to, among other things, steal ~~ether~~ digital assets held by others, control the blockchain, steal personally identifying information, or issue significant amounts of ~~ether~~ the digital asset in contravention of the relevant protocol~~Ethereum Protocol~~. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of the digital asset ~~ether~~ and digital asset ~~ether~~ futures contracts and ~~therefore the value of an investment in the Fund~~. Additionally, the relevant network ~~Ethereum Network's~~ functionality relies on the Internet. A significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of the relevant network ~~Ethereum Network~~. Any technical disruptions or regulatory limitations that affect Internet access may have an adverse effect on the relevant network ~~Ethereum Network~~, the price of the digital asset ~~ether~~ and the value of an investment in the Fund.

In addition, the Trust has added the following disclosure to the Statement of Additional information for the Funds.

In April 2016, a decentralized autonomous organization, known as "The DAO" launched on the Ethereum Network. Decentralized autonomous organizations operate on smart contracts which form a foundational framework that dictates how the organization will operate. In exchange for ether, The DAO created DAO Tokens (proportional to the amount of ether paid) that were then assigned to the Ethereum blockchain address of the person or entity remitting the ether. A DAO Token granted the DAO Token holder certain voting and ownership rights in The DAO. In June 2016, The DAO smart contract code was hacked, resulting in approximately one-third of the total ether raised in The DAO's offering being diverted to an Ethereum blockchain address controlled by the attacker, an unknown individual or group. In response to the attack, and upon a vote of Ethereum community members, a "hard fork" was implemented which had the effect of transferring all of the funds raised (including those held by the attacker) from The DAO to a recovery address, where DAO Token holders could exchange their DAO Tokens for ether. Any DAO Token holders who adopted the hard fork could exchange their DAO Tokens for ether and avoid any loss. The permanent hard fork resulted in two different versions of the Ethereum blockchain: Ethereum and Ethereum Classic.

35.Comment: Please discuss the exposure of ether and bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain and Bitcoin blockchain can nonetheless precipitate a significant decline in the price of ether and bitcoin (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response: The Trust believes the following principal risk disclosure provided in response to Item 9 of Form N-1A in the prospectus for each of ProShares Bitcoin & Ether Strategy ETF and ProShares Bitcoin & Ether Equal Weight Strategy ETF and which will be included, as revised, in the prospectus of the other Funds, addresses the Staff's comment.

(p.14 for ProShares Bitcoin & Ether Strategy ETF and p.14 for ProShares Bitcoin & Ether Equal Weight Strategy ETF)

Largely unregulated marketplace – Crypto, the Ethereum Network, the Bitcoin Network, and the digital asset trading venues are relatively new and, in most cases, largely unregulated. As a result of this lack of regulation, individuals, or groups may engage in insider trading, fraud or market manipulation with respect to crypto. Such manipulation could cause investors in crypto to lose money, possibly the entire value of their investments. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. The nature of the assets held at digital asset trading venues make them appealing targets for hackers and a number of digital asset trading venues have been victims of cybercrimes and other fraudulent activity. These activities have caused significant, in some cases total, losses for crypto investors. Investors in crypto may have little or no recourse should such theft, fraud or manipulation occur. There is no central registry showing which individuals or entities own crypto or the quantity of crypto that is owned by any particular person or entity. There are no regulations in place that would prevent a large holder of crypto or a group of holders from selling their crypto, which could depress the price of crypto, or otherwise attempting to manipulate the price of crypto or the Ethereum Network. Events that reduce user confidence in crypto, the Ethereum Network and the fairness of digital asset trading venues could have a negative impact on the Fund.

36.Comment: With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

Response: The Trust appreciates the Staff's comment and has added the following disclosures in each Fund's Statement of Additional Information.

It is possible that other blockchains will emerge that are similarly designed to support the development, deployment, and operation of smart contracts. These alternative blockchains have in the past and may in the future seek to compete with the Ethereum Network by offering faster transaction processing and/or lower fees. The market demand for these alternative blockchains may reduce the market demand for ether which would adversely impact the price of ether, and as a result, an investment in the Fund.

The Ethereum blockchain has at times experienced material network congestion, high transaction fees and other scalability challenges. Although the Ethereum Foundation has proposed various updates to the Ethereum blockchains protocol to address these challenges, to date they have been primarily addressed by sol-called "layer 2" solutions. Layer 2 networks generally require users to "lock" ether into the layer 2 network in order to benefit from their efficiencies, thereby making the locked ether unavailable to transfer on the underlying blockchain or within other layer 2 networks. While these solutions have, in the past, reduced fees and increased transaction times, they result in the actions of development teams whose interests may not be aligned with that of the greater Ethereum community. Further, there is no guarantee that these layer 2 solutions will continue to be effective or that users or and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on layer 2 solutions are preferable. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

37.Comment: With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin's price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin.

Response: The Trust appreciates the Staff's comment and has added the following disclosures in each Fund's Statement of Additional Information.

It is possible that other blockchains will emerge that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography. These alternative blockchains have in the past and may in the future seek to compete with the Bitcoin Network by offering networks that improve the speed of transaction processing, address issues in the finality and variability of transaction fees in the Bitcoin Networks, and with lesser volatility in the digital asset's price than bitcoin. The market demand for these alternative blockchains may reduce the market demand for bitcoin which would adversely impact the price of bitcoin, and as a result, an investment in the Fund.

Bitcoin's use as an alternative payment system currently is, and is expected to continue to be, reliant on layer 2 networks that reduce transaction times and transaction fees otherwise applicable to transfers of bitcoin. There is no guarantee that these solutions will continue to be available or that they will adequately reduce transaction times and fees to a degree comparable to other public blockchains that serve as alternative payment systems. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions if not implemented correctly would compromise the security or decentralization of the underlying blockchain network.

Funds taking a "long" position in both ether futures contracts and bitcoin futures contracts should also address the following:

38.Comment: Please explain that the price movements of ether and bitcoin generally have been highly correlated, and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

Response: The Trust appreciates the Staff's comment and has added the following disclosures in each Fund's Statement of Additional Information.

Historically, the spot price movements of ether and bitcoin generally have been correlated. The spot prices of ether historically have generally been more volatile than the spot prices bitcoin (i.e. rising more than the spot prices of bitcoin on days that the spot prices of bitcoin rises and falling more than bitcoin on days that the spot prices of bitcoin falls. There is no guarantee that this correlation will continue or that the prices of ether or bitcoin will be dependent upon, or otherwise related to, each other or that the relative volatility of spot bitcoin and spot ether will continue.

Concentration

39.Comment: Please note that we believe that investments in ether futures and bitcoin futures fall within a fund's concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the Fund's planned investment in ether futures, or ether futures and bitcoin futures, and its exposure to ether, or ether and bitcoin, as a result, we believe the Fund's fundamental concentration policy should address these investments. We note that a fund may categorize its investments in any reasonable industry, as appropriate.

Response: Each Fund's concentration policy accounts for such investments as Fundamental Policy #8. For example, the SAI disclosure for ProShares Bitcoin & Ether Equal Weight Strategy ETF (at page 27) states:

"The Fund may not:

8.Concentrate (i.e., hold more than 25% of its assets in the stocks of a single industry or group of industries) its investments in issuers of one or more particular industries, except that the Fund may invest more than 25% of its total assets in investments that provide exposure to bitcoin, ether, bitcoin futures contracts, and/or Ether futures contracts."

Exhibits

40.Comment: Please supplementally confirm that the Fund's investment advisory agreement, legal opinion, and any other required exhibits, including amendments to the Fund's agreements with service providers and underwriters and distributors, have been filed as exhibits to the Registration Statement or will be filed as exhibits to the Registration Statement in a post-effective amendment filed around the time of effectiveness.

Response: The Trust confirms it will file required exhibits with the B-Filing.

General

41.Comment: Please do not refer to the markets on which ether and bitcoin trade as "exchanges." As these entities are not registered as national securities exchanges under Section 6 of the Securities Exchange Act, please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are "exchanges."

Response: The Trust has revised the disclosure as requested.

42.Comment: Please do not refer to ether, bitcoin, or similar crypto assets as "cryptocurrency" or "digital currency" as they presently are not widely accepted as a medium of exchange.

Response: The Trust has revised the disclosure as requested.

43.Comment: Please supplementally confirm that the Fund's code of ethics applies to transactions in ether, ether futures, bitcoin, or bitcoin futures and that Access Persons, as defined in Rule 17j-1 under the 1940 Act, will be required to pre-clear such transactions.

Response: The Code of Ethics containing such requirements is scheduled to be presented to the Board for approval at the September 11-12, 2023 meeting of the Board of Trustees.

** * * *

We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel